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RESOLUTIONS AMENDING THE AMENDED AND RESTATED AGREEMENT AND DECLARATION OF
                          TRUST DATED OCTOBER 28, 2004

Change in Name of Gartmore Morley Capital Accumulation Fund to Gartmore Short Duration Bond Fund (December 2, 2004)

        RESOLVED, that the change in the name of Gartmore Morley Capital Accumulation Fund ("GMCAF") to Gartmore Short Duration Bond Fund, effective as of December 30, 2004 to reflect the proposed new strategy of the fund, be, and such change hereby is, approved and adopted.

Class C Shares for Gartmore Short Duration Bond Fund (December 2, 2004)

        RESOLVED, that, in accordance with Article III, Section 6 of the Trust's Amended and Restated Agreement and Declaration of Trust, dated October 28, 2004 (the "Declaration"), the Declaration be, and it hereby is, amended by establishing and designating Class C Shares of the Gartmore Short Duration Bond Fund; and it is

        FURTHER RESOLVED, that the Chairman and officers of the Trust be, and these persons hereby are, authorized and directed to do or cause to be done all such other acts and things and to make, execute, and deliver any and all papers and documents in the name and on behalf of the Trust, and each affected Fund, under the Trust's seal or otherwise, as these persons, or any of these persons, may deem necessary or desirable to implement the addition of Class C Shares of the Gartmore Short Duration Bond Fund, including, among others, the incorporation of any changes to the Declaration that said officer(s) may approve, upon the advice of counsel.

Gartmore Small Cap Leaders Fund (December 2, 2004)

        RESOLVED, that, in accordance with Article III, Section 6 of the Declaration, the Declaration be, and hereby is, amended by adding the Gartmore Small Cap Leaders Fund (the "New Fund") to the Trust; and it is

        RESOLVED FURTHER, that each share of each class of the New Fund shall hereby have an opening stated value of $10.00 per share, and shall have all of the preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, as are set forth in the Declaration for the other series of the Trust; except that:

        a. the investment objective and strategies of the New Fund may differ from those of the other series and only the shareholders of the New Fund will have the right to vote on matters relating solely to the New Fund; and

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        b.      the shares will initially be designated as Class A, Class B,
                Class C, Class R, Institutional Service Class, and Institutional Class shares for the New Fund as described in the Declaration and the materials presented at this Meeting and only the shareholders of a particular class of the New Fund will have the right to vote on matters relating solely to said class; and

        c. the Trustees may designate such other variations as the Trustees deem to be necessary and appropriate.